EXHIBIT 99.1

HEXO to transfer U.S. stock exchange listing to Nasdaq

OTTAWA, Aug. 13, 2021 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NYSE: HEXO) announced today it has applied to transfer its U.S. stock exchange listing from the New York Stock Exchange to the Nasdaq. While this transfer remains subject to the approval of the Nasdaq, the Company expects the transfer to occur effective August 23, 2021 after market close. Common shares of HEXO are expected to begin trading as a Nasdaq-listed security on August 24, 2021, with the shares continuing to trade under the symbol “HEXO”.

“Transferring our U.S. listing to Nasdaq allows us to generate shareholder value through greater cost savings on our path towards profitability, while joining our peers on a leading global exchange,” said HEXO CEO and co-founder Sebastien St-Louis. “We are grateful for the partnership and support that the New York Stock Exchange has provided to us, allowing us to be one of the first publicly traded cannabis companies in the US.”

Current retail and institutional investor shares will automatically be transferred over to Nasdaq and current shareholders are not required to take any action. The last day of trading of the Company’s common stock on NYSE is expected to be August 23, 2021.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, UP Cannabis, Original Stash, Bake Sale, Namaste, and REUP brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson Coors. In the event that the previously announced transactions to acquire 48North and Redecan close, HEXO expects to be the number one cannabis products company in Canada by recreational market share.

For more information, please visit www.hexocorp.com.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:

invest@HEXO.com

www.hexocorp.com

Media Relations:

(819) 317-0526

media@hexo.com